UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(AMENDMENT No. )
SCHEDULE 13D
Under the Securities Exchange Act of 1934

XERIUM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98416J118
(CUSIP Number)

James Forbes Wilson	with a copy to:
Carl Marks Management Company, L.P.	Allen B. Levithan, Esq.
900 Third Avenue, 33rd Floor	Lowenstein Sandler PC
New York, New York 10022	65 Livingston Avenue
(212) 909-8444	Roseland, New Jersey 07068
(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Carl Marks Management Company, L.P.*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power: 1,381,956 Shares of Common Stock
Number of
Shares Beneficially	8.	Shared Voting Power: 0
Owned by
Each Reporting	9.	Sole Dispositive Power: 1,381,956 Shares of Common Stock
Person With
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): PN

*See Item 2.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Andrew M. Boas*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,381,956 Shares of Common Stock
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,381,956 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Robert C. Ruocco*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,381,956 Shares of Common Stock
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,381,956 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

James Forbes Wilson*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 1,381,956 Shares of Common Stock
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 1,381,956 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,956 Shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Item 1.	Security and Issuer.

   This statement on Schedule 13D relates to the new common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc. (the “Issuer”) and is being filed pursuant to Section 13d-2 under the Securities and Exchange Act of 1934, as amended.  The principal executive offices of the Issuer are located at 8537 Six Forks Road, Suite 300, Raleigh, North Carolina 27615.

Item 2.	Identity and Background.

    (a)           This Schedule 13D is being jointly filed by (i) Carl Marks Management Company, L.P. (“CMMC”),  a Delaware limited partnership,  registered investment  adviser and the  sole general partner  of (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a Delaware limited partnership and private investment partnership that is the owner of the shares of the Common Stock of the Issuer being reported on this Schedule, and (2) Carl Marks Strategic Opportunities Fund, L.P. (“CMSO”), a Delaware limited partnership and private investment partnership that holds a participation interest in certain shares of the Common Stock of the Issuer being reported on this Schedule, and (ii) the three individual general partners of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco, and James Forbes Wilson.

   (b)           The address of the principal office of CMMC and the business address of each of Messrs. Boas, Ruocco and Wilson is 900 Third Avenue, 33rd Floor, New York, New York 10022.

   (c)           The principal business of CMMC is investment management, including the management of CMSI and CMSO.  The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as general partner of CMMC.  Mr. Wilson is also a director of the Issuer.

   (d)           During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)           During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)           Messrs. Boas, Ruocco and Wilson are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

   On March 30, 2010 the  Issuer and certain of  its subsidiaries  filed voluntary petitions under  Chapter 11 of the United States Bankruptcy Code  with  the United States Bankruptcy Court  for the District of  Delaware (the “Bankruptcy Court”).  On the same date, the Issuer filed with the Bankruptcy Court, with the support of the Issuer’s lenders, a “pre-arranged” restructuring plan (the “Plan”).  Subsequently, the Plan was confirmed by the Bankruptcy Court by its order entered on May 12, 2010.   On May 25, 2010, the Issuer emerged from bankruptcy under the Plan.

   The Plan provided for the cancellation of the Issuer’s then outstanding shares of common stock, par value $0.01 per share (the “Old Common Stock”), the authorization and issuance of twenty million (20,000,000) shares of Common Stock, and the amendment and restatement of the Issuer’s certificate of incorporation and bylaws.  Pursuant to the Plan, the Issuer’s lenders and swap termination counterparties were issued approximately 82.6% of the aggregate issued and outstanding Common Stock and the holders of the Old Common Stock received approximately 17.4% of the aggregate issued and outstanding Common Stock along with warrants to purchase an additional 10% of the authorized shares of Common Stock. The descriptions of the Plan set forth herein are qualified in their entirety by reference to the complete Plan, which is incorporated by reference herein as Exhibit 1 hereto.  CMSI received all the shares of Common Stock reported herein, pursuant to the Plan, in exchange for the extinguishment of pre-petition debt held by CMSI.  CMSO then acquired from CMSI a participation interest in 947,284 shares of Common Stock reported herein, pursuant to that certain Master Participation Agreement, dated April 18, 2008, by and between CMSI and CMSO,  and the transaction schedules thereto (the “Participation Agreement”).

Item 4.	Purpose of Transaction.

     The acquisition of the securities referred to herein is for investment purposes.  None of the reporting persons has a present plan or intention which relates to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.  Mr. Wilson currently serves as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

    (a) - (b)   Based upon information obtained from the Issuer, there  were issued and outstanding 14,969,895 shares of Common Stock  as of June 3, 2010.   As of June 3, 2010, CMSI holds 1,381,956 shares of Common Stock, 947,284 shares of which were participated to CMSO pursuant to the Participation Agreement.  Thus, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the sole general partner of CMSI and CMSO, may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting, in the aggregate, approximately 9.2% of the shares of Common Stock deemed issued and outstanding as of June 3, 2010.  CMMC may be deemed to have sole voting and dispositive power over the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

    In his capacity as a general partner of CMMC, Mr. Boas may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 9.2% of the shares of Common Stock deemed issued and outstanding as of June 3, 2010.  Mr. Boas may be deemed to have shared voting and dispositive power over the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

    In his capacity as a general partner of CMMC, Mr. Ruocco may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 9.2% of the shares of Common Stock  deemed issued and outstanding as of June 3, 2010.  Mr. Ruocco may be deemed to have shared voting and dispositive power over the 1,381,956 shares of Common Stock held, in the aggregate, by CMSI, including those shares in which CMSO holds a participation interest.

    In his capacity as a general partner of CMMC, Mr. Wilson may be deemed to be the beneficial owner of the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest, constituting approximately 9.2% of the shares of Common Stock deemed issued and outstanding as of June 3, 2010.  Mr. Wilson may be deemed to have shared voting and dispositive power over the 1,381,956 shares of Common Stock held in the aggregate by CMSI, including those shares in which CMSO holds a participation interest.

(c)           During the sixty (60) days on or prior to May 25, 2010, and during the period from May 25, 2010 to June 3, 2010, there were no transactions in shares of Common Stock by CMSI, CMSO, the reporting persons or any person or entity controlled by any of them or any person or entity for which any of them possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Pursuant to the Participation Agreement, CMSI, among other things, transferred to CMSO all economic interests, including profits, losses, distributions and items of income, gain, loss, deduction and credit, and dispositive powers with respect to 947,284 of the shares of Common Stock held by CMSI.  Pursuant to the Participation Agreement, CMSI also transferred all voting, decision making, management and other rights with respect to such shares.

The current members of the Issuer’s Board of Directors (the “Board”) were selected in accordance with the terms of the Plan and director nomination agreements, including the director nomination agreement, dated as of May 25, 2010, between the Issuer, CMSI, and CMSO (the “Nomination Agreement”).  Pursuant to the Nomination Agreement and the Amended and Restated By-Laws of the Issuer, CMSI has the right to designate one person to be nominated for election to the Board.  The Nominating and Governance Committee of the Issuer may, however, withhold its consent to nominate such a person if none of the persons elected by the Issuer pursuant to the Nomination Agreement, or by any other investor entitled to elect a nominee to the Board, is “independent” in accordance with the applicable standards for director independence.  The Nomination Agreement terminates automatically as soon as CMSI, together with its affiliates, ceases to beneficially own at least one-half of the number of shares of Common Stock currently owned by CMSI.  The descriptions of the Nominating Agreement set forth herein are qualified in their entirety by reference to the complete Nominating Agreement, which is incorporated by reference herein as Exhibit 2 hereto.

The Board is comprised of seven (7) directors; the Board is not divided into classes.  Mr. Wilson is one of the seven (7) directors.  Mr. Wilson’s term expires on the date of the next annual meeting of stockholders.  In accordance with the Amended and Restated By-Laws of the Issuer, Mr. Wilson will serve as a director of the Issuer until the expiration of his term or until his successor is elected and qualified.

The foregoing references to certain provisions of the Issuer’s Amended and Restated By-Laws are not a complete discussion of all provisions thereof.  A copy of the Issuer’s Amended and Restated By-Laws is incorporated by reference herein as Exhibit 3 hereto.

The Issuer’s Second Amended and Restated Certificate of Incorporation provides for the indemnification of each director and officer against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Issuer, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of criminal law.

The foregoing summary of certain provisions of the Issuer’s Second Amended and Restated Certificate of Incorporation is not a complete discussion of all provisions thereof.  A copy of the Issuer’s Second Amended and Restated Certificate of Incorporation is incorporated by reference herein as Exhibit 4 hereto.

Pursuant to the terms of the Nominating Agreement, the Issuer will purchase directors’ and officers’ liability insurance, in the amount it deems reasonable and customary.  The Issuer shall maintain such insurance with regard to a member for the so long as the member sits on the Board and, with respect to any act or omission occurring while he or she was a member of the Board, for two (2) years after he or she ceases to be a member of the Board.

In connection with the issuance of securities pursuant to the Plan, the Issuer, CMSI and CMSO, among others, entered into a Registration Rights Agreement, dated as of May 25, 2010 (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer is obligated to register the shares of Common Stock held by CMSI, including those shares of Common Stock participated by CMSI to CMSO, among others, under the Securities Act of 1933 (the “Securities Act”) on the terms described below.  Commencing on the ninetieth (90th) day after the Effective Date (as such term is defined in the Plan) any shareholder who is a party to the Registration Rights Agreement, or their assignees, may request registration under the Securities Act.  A shareholder shall not be permitted to demand such registration under the Securities Act unless (i) the total offering price of the shares to be registered is reasonably expected to be at least fifty million dollars ($50,000,000) in the case of registration on a Form S-1 or twenty million dollars ($20,000,000) in the case of registration on a Form S-3 or (ii) the shares to be registered represent at least 10% of the then outstanding Common Stock.  The Issuer is obligated to use its commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing, and is obligated to keep the registration statement continuously effective for one (1) year after the date on which the registration statement is declared effective, or if earlier to occur, until all shares registered thereunder have been sold.

If the Issuer proposes to register any of its securities or proposes to offer any Common Stock pursuant to a registration statement in an underwritten offering of Common Stock under the Securities Act, the Issuer must give those shareholders who are a party to the Registration Rights Agreement the opportunity to register the number of shares subject to registration rights as each such shareholder may request (the “Piggyback Registration Right”).  If the proposed offering that triggers the Piggyback Registration Right is an underwritten offering, the Issuer may be required by the managing underwriter of such offering to limit the number of shares to be registered in the offering, and such limitation may decrease the number of shares subject to the Piggyback Registration Right.

Registration of the Issuer’s shares of Common Stock pursuant to an exercise of registration rights or the Piggyback Registration Right under the Securities Act will result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  The Issuer has agreed to pay all registration expenses in connection with any such registration.

The foregoing summary of certain material provisions of the Registration Rights Agreement is not a complete discussion of all provisions of the Registration Rights Agreement.  A copy of the Registration Rights Agreement is incorporated by reference herein as Exhibit 5 hereto.

Item 7.    Material to be Filed as Exhibits

       1.           Debtors’ Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 2.1 to the Form 10Q filed by the Issuer with the Securities and Exchange Commission on May 14, 2010.

       2.           Director Nomination Agreement, dated as of May 25, 2010, between Issuer and CMSI, incorporated by reference to Exhibit 4.2 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

       3.            Amended and Restated By-Laws of the Issuer, incorporated by reference to Exhibit 3.2 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

       4.           Second Amended and Restated Certificate of Incorporation of the Issuer, incorporated by reference to Exhibit 3.1 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

      5.           Registration Rights Agreement by and among the Issuer and the Shareholders identified therein, dated as of May 25, 2010, incorporated by reference to Exhibit 4.1 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

      6.           Joint Filing Agreement, attached hereto as Exhibit 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2010

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CARL MARKS MANAGEMENT COMPANY, L.P.

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: General Partner

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

EXHIBIT INDEX

        1.           Debtors’ Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 2.1 to the Form 10Q filed by the Issuer with the Securities and Exchange Commission on May 14, 2010.

       2.           Director Nomination Agreement, dated as of May 25, 2010, between Issuer and CMSI, incorporated by reference to Exhibit 4.2 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

       3.           Amended and Restated By-Laws of the Issuer, incorporated by reference to Exhibit 3.2 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

       4.           Second Amended and Restated Certificate of Incorporation of the Issuer, incorporated by reference to Exhibit 3.1 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

       5.           Registration Rights Agreement by and among the Issuer and the Shareholders identified therein, dated as of May 25, 2010, incorporated by reference to Exhibit 4.1 to Amendment 1 to the Form 8A/A filed by the Issuer with the Securities and Exchange Commission on May 21, 2010.

       6.           Joint Filing Agreement, attached hereto as Exhibit 6.

EXHIBIT 6

Agreement Relating to Joint Filing of Statement on Schedule 13D

    This will confirm the agreement by and among the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Common Stock, $0.001 par value per share, of Xerium Technologies, Inc., a Delaware corporation, is being filed on behalf of the undersigned.

    Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

   This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date:  June 3, 2010

CARL MARKS MANAGEMENT COMPANY, L.P.

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: General Partner

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson